Exhibit 99.1

PRESS RELEASE	Contact: José Luis Tinajero
Mario Moreno Cortez
Grupo Simec, S.A.B. de C.V.
Calzada Lázaro Cárdenas 601
44440 Guadalajara, Jalisco, México
52 55 1165 1025
52 33 3770 6734

GRUPO SIMEC ANNOUNCES RESULTS OF OPERATIONS FOR THE FIRST NINE MONTHS OF 2022

GUADALAJARA, MEXICO, October 27, 2022- Grupo Simec, S.A.B. de C.V. (NYSE: SIM) (“Simec”) announced today its results of operations for the nine-month period ended September 30, 2022.

Comparative first nine months of 2022 vs. first nine months of 2021

Net Sales

Net sales of the Company increased to Ps. 44,012 million in the first nine months of 2022 compared to Ps. 42,736 million in the first nine months of 2021. Shipments of finished steel products decreased 12% to 1 million 720 thousand tons in the first nine months of 2022 compared to 1 million 954 thousand tons in the first nine months of 2021. Total sales outside of Mexico in the first nine months of 2022 decreased 2% to Ps. 20,812 million compared to Ps. 21,297 million in the same period of 2021. Mexican sales increased 8% from Ps. 21,439 million in the first nine months of 2021 to Ps. 23,200 million in the same period of 2022. The increase in sales for the first nine months of 2022 is due to an increase in the average selling price in 17% and with a lower volume of shipments compared to the first nine months of 2021.

Cost of Sales

Cost of sales increased 5% from Ps. 30,823 million in the first nine months of 2021, to Ps. 32,243 million in the first nine months of 2022. Cost of sales as a percentage of net sales represented 73% in the first nine months of 2022 while in the first nine months of 2021 represented 72%. Cost of sales by steel ton increased approximately 19% in the first nine months of 2022 over the same period of 2021 due to a higher price in inputs, mainly steel scrap.

Gross Profit

Gross profit of the Company for the first nine months of 2022 decreased 1% from Ps. 11,913 million in the first nine months of 2021, to Ps. 11,769 million in the first nine months of 2022. Marginal profit as percentage of net sales in the first nine months of 2022 was of 27% while in the first nine months of 2021 was of 28%. The decrease in gross profit is due to a lower volume shipped.

General, Selling and Administrative Expenses

Selling, general and administrative expenses increased 16%, to Ps. 1,725 million in the first nine months of 2022 from Ps. 1,492 million in the same period of 2021, selling, general and administrative expenses represented 4% to the 2022 and 3% to the 2021 of the net sales for both periods.

Other Income (Expenses,) net

The Company recorded other income net for Ps. 7 million during the first nine months of 2022 while in the same period of 2021 the other expenses net by this concept was of Ps. 50 million.

Operating Income

Operating income decreased 3% to Ps. 10,051 million for the first nine months of 2022 compared to Ps. 10,371 million in the first nine months of 2021. Operating income as percentage of net sales was 23% in the first nine months of 2022 and 24% in the same period of 2021. The decrease in operating income is due to a lower volume shipped during the nine months ended September 30, 2022 compared to the same period in 2021.

Ebitda

The Ebitda decreased 3%, from Ps. 11,257 million in the first nine months of 2021 as a result of a net income of Ps. 8,290 million, plus minority stake of Ps. 1 million, plus income taxes of Ps. 2,305 million, less comprehensive financial cost of Ps. 225 million, plus depreciation of Ps. 886 million to Ps 10,885 million in the same period of 2022 as a result of a net income of Ps. 8,037 million, plus income taxes of Ps. 1,950 million, plus comprehensive financial cost of Ps. 64 million, plus depreciation of Ps. 834 million.

	Comparative first nine months of 2022 vs first nine months of 2021,
Consolidated Million	2022	2021
Net income (loss)	8,037	8,290
Loss attributable to noncontrolling interests		1
Net income (loss)	8,037	8,291
Depreciation, depletion and amortization	834	886
Income taxes	1,950	2,305
Financial results income (loss)	64	(225)
EBITDA	10,885	11,257

Items to reconciled adjusted EBITDA
Equity results and other results in associates and joint ventures	0	0
Dividends received and interest from associates and joint ventures (i)	0	0
Impairment and disposal of non-current assets	0	0
Adjusted EBITDA	10,885	11,257

Comprehensive Financial Cost

Comprehensive financial cost for the first nine months of 2022 represented an expense of Ps. 64 million compared with an income of Ps. 225 million for the first nine months of 2021. The net interest income was of Ps. 103 million for the first nine months of 2022, compared with a net interest expense of Ps. 35 million in the same period of 2021. Likewise, we record an exchange expense of Ps. 198 million in the first nine months of 2022 compared with an exchange income of Ps. 260 million in the first nine months of 2021, and other financial income for Ps 31 million was recorded as of September 30, 2022, dividends earned on purchase of shares.

Income Taxes

The Company recorded an expense of Ps.1,950 million for the net income tax during the first nine months of 2022, (includes a deferred expense tax of Ps. 47 million) compared with an expense of Ps. 2,305 million of income tax for the first nine months of 2021 (includes a deferred expense tax of Ps. 97 million).

Net Income

As a result of the foregoing, the Company recorded an decrease in net income of 3% to pass of Ps. 8,290 million in the first nine months of 2021 to Ps. 8,037 million of the same periods of 2022.

Liquidity and Capital Resources

At September 30, 2022, Simec’s total consolidated debt consisted of U.S. $ 302,000 of 8 7/8% medium-term notes (“MTN's”) due 1998, or Ps. 6.1 million (accrued interest on September 30, 2022 was U.S. $ 691,000, or Ps. 14.0 million). At December 31, 2021, Simec’s total consolidated debt consisted of U.S. $ 302,000 of 8 7/8% medium-term notes (“MTN's”) due 1998, or Ps. 6.2 million (accrued interest on December 31, 2021 was U.S. $ 671,400, or Ps. 13.8 million).

Comparative third quarter of 2022 vs. second quarter of 2022

Net Sales

Net sales of the Company decreased to pass of Ps. 15,547 million during the second quarter of 2022 to Ps. 13,433 million in the third quarter of 2022. Shipments of finished steel products decreased to 541 thousand tons in the third quarter of 2022 from 556 thousand tons in the second quarter of the same year. Total sales outside of Mexico in the third quarter of 2022 decreased 10% to get to Ps. 6,559 million compared to Ps. 7,276 million of the second quarter of the same year. Mexican sales in the third quarter of 2022 decreased to Ps. 6,874 million compared to Ps. 8,271 million in the second quarter of the same year. The average selling price decreased 11% in the third quarter of 2022 compared to the second quarter of the same year.

Cost of Sales

Cost of sales decreased to P s. 10,271 million in the third quarter of 2022 from Ps.10,783 million in the second quarter of 2022. Cost of sales as a percentage of net sales represented 76% in the third quarter of 2022 and 69% in the second quarter of the same year. The cost of sales decrease 5% in the third quarter of 2022 compared to the second quarter of the same year, due mainly to a decrease of some supplies for the manufacture of steel and a lower volume of shipments.

Gross Profit

Gross profit of the Company for the third quarter of 2022 decreased 34% to pass of Ps. 4,764 million in the second quarter of 2022 to Ps. 3,162 million in the third quarter of same year. Gross profit as a percentage of net sales in the third quarter of 2022 was of 24% compared to 31% in the second quarter of the same year. The decreased in the gross profit is due to decrease in average selling price and the lowe volume shipped in the third quarter compared to the second quarter of 2022.

General, Selling and Administrative Expenses

Selling, general and administrative expenses decreased 3% to of Ps. 595 million in the third quarter of 2022 from Ps. 612 million the second quarter of the same year, and as percentage of net sales represented 4% for both periods quarter of the same year.

Other (Expenses) Income, net

The Company recorded other income net for Ps. 5 million during the third quarter of 2022 compared to other income net for Ps. 2 million in the second quarter of 2022.

Operating Income

The Operating income was of Ps. 2,572 million in the third quarter of 2022 compared to Ps. 4,154 million in the second quarter of the same year. Operating income as percentage of net sales represented 19% for the third quarter of 2022 and 27% for the second quarter of 2022.

Ebitda

The Ebitda show a decrease of 35%, to pass of Ps 4,424 million in the second quarter of 2022 as a result of a net income of Ps. 3,604 million, plus income taxes of Ps. 693 million, less comprehensive financial cost of Ps. 143 million, plus depreciation of Ps. 270 million to Ps. 2,857 million in the third quarter of the same year as a result of a net income of Ps. 1,940 million, less minority stake of Ps. 1 million, plus income taxes of Ps. 798 million, less comprehensive financial cost of Ps. 165 million, plus depreciation of Ps. 285 million.

	Comparative third quarter of 2022 vs second quarter of 2022,
Consolidated Million	Third quarter 2022	Second quarter 2022
Net income (loss)	1,940	3,604
Loss attributable to noncontrolling interests	(1)
Net income (loss)	1,939	3,604
Depreciation, depletion and amortization	285	270
Income taxes	798	693
Financial results income (loss)	(165)	(143)
EBITDA	2,857	4,424

Items to reconciled adjusted EBITDA
Equity results and other results in associates and joint ventures	0	0
Dividends received and interest from associates and joint ventures (i)	0	0
Impairment and disposal of non-current assets	0	0
Adjusted EBITDA	2,857	4,424

Comprehensive Financial Cost

Comprehensive financial cost of the Company in the third quarter of 2022 represented an income of Ps. 165 million compared with an income of Ps. 143 million for the second quarter of 2022. The comprehensive financial cost is comprised for: the net interest income of Ps. 104 million in the third quarter of 2022 compared to net interest expense of 29 million in the second quarter of the same year. Also, we record a net exchange income of Ps. 30 million in the third quarter of 2022 compared a net exchange income of Ps. 172 million in the second quarter of the same year, and other financial income for Ps 31 million was recorded as of September 30, 2022, dividends earned on purchase of shares.

Income Taxes

The Company have been recorded Ps. 798 million of expense tax during the third quarter of 2022, (includes a deferred expense tax of Ps. 60 million) compared with the Ps. 693 million of expense for the second quarter of the same year, (includes a deferred income tax of Ps. 5 million).

Net Income

As a result of the foregoing, the Company recorded a net income of Ps. 1,940 million in the third quarter of 2022 compared to a net income of Ps. 3,604 million for the second quarter of 2022.

Comparative third quarter of 2022 vs. third quarter of 2021

Net Sales

Net sales of the Company decreased 5% from Ps. 14,122 million during the third quarter of 2021 to Ps. 13,433 million in the third quarter of 2022. Sales in tons of finished steel decreased to 541 thousand tons in the third quarter of 2022 from 585 thousand tons in the third quarter of 2021. Sales outside of Mexico decreased 4% from Ps. 6,838 million in the third quarter of 2021 to Ps. 6,559 million in the third quarter of 2022. Mexican sales decreased 6% from Ps. 7,284 million in the third quarter of 2021 to Ps. 6,874 million in the third quarter of 2022. The average sales price increased approximately 3% in the third quarter of 2022, compared to the same period of 2021.

Cost of Sales

Cost of sales increased 4% in the third quarter of 2022 compared to the third quarter of 2021 from Ps. 9,913 million in the third quarter of 2021 to Ps. 10,271 million in the third quarter of 2022. With respect to sales, the cost of sales of the third quarter of 2021 represented 70% compared to 76% for the third quarter of 2022. The average cost of raw materials used to produce steel products increased in 12%, due to an increase of raw materials prices, mainly steel scrap.

Gross (Loss) Profit

Gross profit of the Company for the third quarter of 2022 decreased 25% from Ps. 4,209 million in the third quarter of 2021 compared to Ps. 3,162 million in the third quarter of 2022. Gross profit as a percentage of net sales for the third quarter of 2022 was 24% compared to 30% of the third quarter of 2021. The decrease due mainly to a increase of some supplies for the manufacture of steel and with a lower volume of shipments.

General, Selling and Administrative Expenses

The selling, general and administrative expenses increased 17% in the third quarter of 2022 to Ps. 595 million in the third quarter of 2022 from Ps. 508 million in the third quarter of 2021. Selling, general and administrative expense as a percentage of net sales represented 4% for both periods quarter 2022 and 2021.

Other Income (Expenses), net

The company recorded other income net of Ps. 5 million in the third quarter of 2022 compared with other expense net of Ps. 20 million for the third quarter of 2021.

Operating (Loss) Income

Operating income decreased from Ps. 3,681 million in the third quarter of 2021 compared to Ps. 2,572 million in the third quarter of 2022, this represents 30% of decrease between both quarters. The operating income as a percentage of net sales was 19% for the third quarter of 2022 compared to 26% for the third quarter of 2021.The decrease in the operating profit is due to a lower volume shipped, to increased costs and expenses.

Ebitda

The Ebitda of the Company decreased 28% from Ps 3,974 million in the third quarter of 2021 as a result of a net income of Ps. 3,313 million, plus income taxes of Ps. 674 million, less comprehensive financial cost of Ps. 306 million, plus depreciation of Ps. 293 million to Ps. 2,857 million of the same period of 2022, as a result of a net income of Ps. 1,940 million, less minority stake of Ps. 1 million, plus income taxes of Ps. 798 million, less comprehensive financial cost of Ps. 165 million, plus depreciation of Ps. 285 million.

	Comparative third quarter of 2022 vs third quarter of 2021,
Consolidated Million	Third quarter 2022	Third quarter 2021
Net income (loss)	1,940	3,313
Loss attributable to noncontrolling interests	(1)
Net income (loss)	1,939	3,313
Depreciation, depletion and amortization	285	293
Income taxes	798	674
Financial results income (loss)	(165)	(306)
EBITDA	2,857	3,974

Items to reconciled adjusted EBITDA
Equity results and other results in associates and joint ventures	0	0
Dividends received and interest from associates and joint ventures (i)	0	0
Impairment and disposal of non-current assets	0	0
Adjusted EBITDA	2,857	3,974

Comprehensive Financial Cost

Comprehensive financial cost of the Company for the third quarter of 2022 represented a net income of Ps. 165 million compared with an income of Ps. 306 million for the third quarter of 2021. The comprehensive financial cost is comprised for the net interest expense of Ps. 9 million in the third quarter of 2021, compared to a net interest income of Ps. 104 million for the same period of 2022. Also record an exchange income of Ps. 315 million in the third quarter of 2021 and an exchange income of Ps. 30 million in the third quarter of 2022, and other financial income for Ps 31 million was recorded as of September 30, 2022, dividends earned on purchase of shares.

Income Taxes

The company recorded an expense tax for Ps. 798 million in the third quarter of 2022, (includes a deferred expense tax of Ps. 60 million) compared to an expense tax of Ps. 674 million for the third quarter of 2021, (includes an accrual of deferred expense tax of Ps. 75 million).

Net Income (Loss)

As a result of the foregoing, the Company recorded a net income of Ps. 1,940 million in the third quarter of 2022 compared to a net income of Ps. 3,313 million for the same period of 2021.

(millions of pesos)	Jan - Sep ‘22	Jan - Sep ‘21	Year 22 vs '21
Sales	44,012	42,736	3%
Cost of Sales	32,243	30,823	5%
Gross Profit	11,769	11,913	(1%)
Selling, General and Administrative Expense	1,725	1,492	16%
Other Income (Expenses), net	7	(50)	(114%)
Operating Profit	10,051	10,371	(3%)
EBITDA	10,885	11,257	(3%)
Net income	8,037	8,290	(3%)
Sales Outside Mexico	20,812	21,297	(2%)
Sales in Mexico	23,200	21,439	8%
Total Sales (Tons)	1,720	1,954	(12%)
Cost by ton	18,746	15,774	19%

Quarter
(millions of pesos)	3Q‘22	2Q ‘22	3Q ‘21	3Q´22vs 2Q´22	3Q´22 vs 3Q '21
Sales	13,433	15,547	14,122	(14%)	(5%)
Cost of Sales	10,271	10,783	9,913	(5%)	4%
Gross Profit	3,162	4,764	4,209	(34%)	(25%)
Selling, General and Adm. Expenses	595	612	508	(3%)	17%
Other Income (Expenses), net	5	2	(20)	150%	(125%)
Operating Profit	2,572	4,154	3,681	(38%)	(30%)
EBITDA	2,857	4,424	3,974	(35%)	(28%)
Net Income	1,940	3,604	3,313	(46%)	(41%)
Sales Outside Mexico	6,559	7,276	6,838	(10%)	(4%)
Sales in Mexico	6,874	8,271	7,284	(17%)	(6%)
Total Sales (Tons)	541	556	585	(3%)	(8%)
Cost per Tons	18,985	19,394	16,945	(2%)	12%

Product	Thousands of Tons Jan-Sep 2022	Millions of Pesos Jan-Sep 2022	Average Price per Ton Jan-Sep 2022	Thousands of Tons Jan – Sep 2021	Millions of Pesos Jan- Sep 2021	Average Price per Ton Jan-Sep 2021
Special Profiles	573	16,502	28,799	714	17,116	23,972
Commercial Profiles	1,147	27,510	23,984	1,240	25,620	20,661
Total	1,720	44,012	25,588	1,954	42,736	21,871

Product	Thousands of Tons Jul-Sep 2022	Millions of Pesos Jul-Sep 2022	Average Price per Ton Jul-Sep 2022	Thousands of Tons Apr-Jun 2022	Millions of Pesos Apr-Jun 2022	Average Price per Ton Apr-Jun 2022	Thousands of Tons Jul-Sep 2021	Millions of Pesos Jul-Sep 2021	Average Price per Ton Jul-Sep 2021
Special Profiles	170	4,706	27,682	193	6,070	31,451	225	5,976	26,560
Commercial Profiles	371	8,727	23,523	363	9,477	26,107	360	8,146	22,628

Total	541	13,433	24,830	556	15,547	27,962	585	14,122	24,140

Any forward-looking information contained herein is inherently subject to various risks, uncertainties and assumptions which, if incorrect, may cause actual results to vary materially from those anticipated, expected or estimated. The company assumes no obligation to update any forward-looking information contained herein.

CLAVE DE COTIZACION: SIMEC	QUARTER: 3
GRUPO SIMEC, S.A.B. DE C.V	2022

(THOUSAND PESOS)
	ENDING CURRENT QUARTER	ENDING PREVIOUS YEAR
ACCOUNT	Amount	Amount
TOTAL ASSETS	66,436,773	57,342,572
TOTAL CURRENT ASSETS	46,302,399	37,488,924
CASH AND CASH EQUIVALENTS	21,620,790	15,130,192
SHORT-TERM INVESTMENTS	0	0
AVAILABLE-FOR-SALE INVESTMENTS	0	0
TRADING INVESTMENTS	0	0
HELD-TO-MATURITY INVESTMENTS	0	0
TRADE RECEIVABLES, NET	7,624,525	6,418,157
TRADE RECEIVABLES	7,849,094	6,642,726
ALLOWANCE FOR DOUBTFUL ACCOUNTS	-224,569	-224,569
OTHER RECEIVABLES, NET	2,101,043	2,686,569
OTHER RECEIVABLES	2,101,043	2,686,569
ALLOWANCE FOR DOUBTFUL ACCOUNTS	0	0
INVENTORIES	13,147,404	11,748,113
BIOLOGICAL CURRENT ASSETS	0	0
OTHER CURRENT ASSETS	1,808,637	1,505,893
PREPAYMENTS	0	0
DERIVATIVE FINANCIAL INSTRUMENTS	0	0
ASSETS AVAILABLE FOR SALE	0	0
DISCONTINUED OPERATIONS	0	0
RIGHTS AND LICENSES	0	0
OTHER	1,808,637	1,505,893
TOTAL NON-CURRENT ASSETS	20,134,374	19,853,648
ACCOUNTS RECEIVABLE, NET	0	0
INVESTMENTS	0	0
INVESTMENTS IN ASSOCIATES AND JOINT VENTURES	0	0
HELD-TO-MATURITY INVESTMENTS	0	0
AVAILABLE-FOR-SALE INVESTMENTS	0	0
OTHER INVESTMENTS	0	0
PROPERTY, PLANT AND EQUIPMENT, NET	16,301,522	16,012,749
LAND AND BUILDINGS	6,855,323	6,840,467
MACHINERY AND INDUSTRIAL EQUIPMENT	30,602,698	30,193,154
OTHER EQUIPMENT	313,881	311,067
ACCUMULATED DEPRECIATION	-23,704,615	-23,009,515
CONSTRUCTION IN PROGRESS4	2,234,235	1,677,576
INVESTMENT PROPERTY	0	0
BIOLOGICAL NON- CURRENT ASSETS	0	0
INTANGIBLE ASSETS, NET	2,325,035	2,312,569
GOODWILL	1,814,160	1,814,160
TRADEMARKS	329,600	329,600
RIGHTS AND LICENSES	0	0
CONCESSIONS	0	0
OTHER INTANGIBLE ASSETS	181,275	168,809
DEFERRED TAX ASSETS	0	0
OTHER NON-CURRENT ASSETS	1,507,817	1,528,330
PREPAYMENTS	0	0
DERIVATIVE FINANCIAL INSTRUMENTS	0	0
EMPLOYEE BENEFITS	0	0
AVAILABLE FOR SALE ASSETS	0	0
DISCONTINUED OPERATIONS	0	0
DEFERRED CHARGES	0	0
OTHER	1,507,817	1,528,330
TOTAL LIABILITIES	18,638,185	15,380,044
TOTAL CURRENT LIABILITIES	14,100,392	10,899,464
BANK LOANS	0	0
STOCK MARKET LOANS	6,098	6,196
OTHER LIABILITIES WITH COST	0	0
TRADE PAYABLES	8,475,567	6,910,451
TAXES PAYABLE	2,377,964	2,771,500
INCOME TAX PAYABLE	0	0
OTHER TAXES PAYABLE	2,377,964	2,771,500
OTHER CURRENT LIABILITIES	362,272	545,271
INTEREST PAYABLE	13,962	13,775
DERIVATIVE FINANCIAL INSTRUMENTS	0	0
DEFERRED REVENUE	0	0
EMPLOYEE BENEFITS	0	0
PROVISIONS	0	0
CURRENT LIABILITIES RELATED TO AVAILABLE FOR SALE ASSETS	0	0
DISCONTINUED OPERATIONS	0	0
OTHER	2,864,529	652,271
TOTAL NON-CURRENT LIABILITIES	4,537,793	4,480,580
BANK LOANS	0	0
STOCK MARKET LOANS	0	0
OTHER LIABILITIES WITH COST	0	0
DEFERRED TAX LIABILITIES	4,160,307	4,105,124
OTHER NON-CURRENT LIABILITIES	211,737	212,613
DERIVATIVE FINANCIAL INSTRUMENTS	0	0
DEFERRED REVENUE	0	0
EMPLOYEE BENEFITS	165,749	162,843
PROVISIONS	0	0
NON-CURRENT LIABILITIES RELATED TO AVAILABLE FOR SALE ASSETS	0	0
DISCONTINUED OPERATIONS	0	0
OTHER	0	0
TOTAL EQUITY	47,798,588	41,962,528
EQUITY ATTRIBUTABLE TO OWNERS OF PARENT	47,757,948	41,921,367
CAPITAL STOCK	2,832,268	2,832,268
SHARES REPURCHASED	-2,244,497	-2,176,149
PREMIUM ON ISSUANCE OF SHARES	4,575,233	4,575,233
CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0
OTHER CONTRIBUTED CAPITAL	0	0
RETAINED EARNINGS (ACCUMULATED LOSSES)	42,594,944	36,690,015
LEGAL RESERVE	0	0
OTHER RESERVES	7,000,000	5,000,000
RETAINED EARNINGS	28,398,482	20,954,274
NET INCOME FOR THE PERIOD	8,037,100	9,444,208
OTHER	0	0
ACCUMULATED OTHER COMPREHENSIVE INCOME (NET OF TAX)	-840,638	1,291,533
GAIN ON REVALUATION OF PROPERTIES	0	0
ACTUARIAL GAINS (LOSSES) FROM LABOR OBLIGATIONS	0	0
FOREING CURRENCY TRANSLATION	749,534	1,291,533
CHANGES IN THE VALUATION OF FINANCIAL ASSETS AVAILABLE FOR SALE	0	0
CHANGES IN THE VALUATION OF DERIVATIVE FINANCIAL INSTRUMENTS	0	0
CHANGES IN FAIR VALUE OF OTHER ASSETS	0	0
SHARE OF OTHER COMPREHENSIVE INCOME OF ASSOCIATES AND JOINT VENTURES	0	0
OTHER COMPREHENSIVE INCOME	-1,590,172	0
NON-CONTROLLING INTERESTS	40,640	41,161

Informational data (not a part of the STATEMENTS OF FINANCIAL POSITION)	ENDING CURRENT QUARTER	ENDING PREVIOUS YEAR
	Amount	Amount

SHORT-TERM FOREIGN CURRENCY LIABILITIES	3,962,931	3,962,931
LONG-TERM FOREIGN CURRENCY LIABILITIES	488,242	488,242
CAPITAL STOCK (NOMINAL)	2,420,230	2,420,230
RESTATEMENT OF CAPITAL STOCK	412,038	412,038
PLAN ASSETS FOR PENSIONS AND SENIORITY PREMIUMS	0	0
NUMBER OF EXECUTIVES (+)	53	55
NUMBER OF EMPLOYEES (+)	1,911	1,890
NUMBER OF WORKERS (+)	3,219	3,386
OUTSTANDING SHARES (+)	497,709,214	497,709,214
REPURCHASED SHARES (+)	35,459,348	35,128,483
RESTRICTED CASH (1)	0	0
GUARANTEED DEBT OF ASSOCIATED COMPANIES	0	0

(1)	This concept must be filled when there are guarantees or restrictions that affect cash and cash equivalents
(*)	Data in units

BOLSA MEXICANA DE VALORES, S.A.B. DE C.V.
CLAVE DE COTIZACION: SIMEC		QUARTER: 3	YEAR 2022
STATEMENTS OF COMPREHENSIVE INCOME
GRUPO SIMEC, S.A.B. DE C.V			CONSOLIDADO

(THOUSAND PESOS)
ACCOUNT	CURRENT YEAR		PREVIOUS YEAR
	ACCUMULATED	QUARTER	ACCUMULATED	QUARTER

REVENUE	44,011,873	13,432,955	42,735,843	14,122,354
SERVICES	0	0	0	0
SALE OF GOODS	44,011,873	13,432,955	42,735,843	14,122,354
INTERESTS	0	0	0	0
ROYALTIES	0	0	0	0
DIVIDENDS	0	0	0	0
LEASES	0	0	0	0
CONSTRUCTIONS	0	0	0	0
OTHER REVENUE	0	0	0	0
COST OF SALES	32,242,899	10,270,821	30,822,738	9,912,9845
GROSS PROFIT	11,768,974	3,162,134	11,913,105	4,209,370
GENERAL EXPENSES	1,724,844	594,701	1,491,350	507,581
PROFIT (LOSS) BEFORE OTHER INCOME (EXPENSE), NET	10,044,130	2,567,433	10,421,755	3,701,789
OTHER INCOME (EXPENSE), NET	6,970	4,856	(50,270)	(20,316)
OPERATING PROFIT (LOSS) (*)	10,051,100	2,572,289	10,371,485	3,681,473
FINANCE INCOME	207,702	183,264	285,186	330,054
INTEREST INCOME	177,071	122,964	25,311	14,970
GAIN ON FOREIGN EXCHANGE, NET	0	29,669	259,875	315,084
GAIN ON DERIVATIVES, NET	0	0	0	0
GAIN ON CHANGE IN FAIR VALUE OF FINANCIAL INSTRUMENTS	0	0	0	0
OTHER FINANCE INCOME	30,631	30.631	0	0
FINANCE COSTS	271,312	18,806	60,295	24,240
INTEREST EXPENSE	73,313	18,806	60,295	24,240
LOSS ON FOREIGN EXCHANGE, NET	197,999	0	0	0
LOSS ON DERIVATIVES, NET	0	0	0	0
LOSS ON CHANGE IN FAIR VALUE OF FINANCIAL INSTRUMENTS	0	0	0	0
OTHER FINANCE COSTS	0	0	0	0
FINANCE INCOME (COSTS), NET	(63,610)	164,458	224,891	305,814
SHARE OF PROFIT (LOSS) OF ASSOCIATES AND JOINT VENTURES	0	0	0	0
PROFIT (LOSS) BEFORE INCOME TAX	9,987,490	2,736,747	10,596,376	3,987,287
INCOME TAX EXPENSE	1,950,394	798,246	2,305,179	674,158
CURRENT TAX	1,902,989	737,874	2,208,400	598,880
DEFERRED TAX	47,405	60,372	96,779	75,278
PROFIT (LOSS) FROM CONTINUING OPERATIONS	8,037,096	1,938,501	8,291,197	3,313,129
PROFIT (LOSS) FROM DISCONTINUED OPERATIONS	0	0	0	0
NET PROFIT (LOSS)	8,037,096	1,938,501	8,291,197	3,313,129
PROFIT (LOSS) ATTRIBUTABLE TO NON-CONTROLLING INTERESTS	(4)	(1,014)	981	403
PROFIT (LOSS) ATTRIBUTABLE TO OWNERS OF PARENT	8,037,100	1,939,515	8,290,216	3,312,726

BASIC EARNINGS (LOSS) PER SHARE	16.15	3.90	16.66	6.66
DILUTED EARNINGS (LOSS) PER SHARE	0	0	0	0

OTHER COMPREHENSIVE INCOME
(NET OF INCOME TAX)

NET PROFIT (LOSS)	8,037,096	1,938,501	8,291,197	3,313,129
DISCLOSURES NOT BE RECLASSIFIED ON INCOME
PROPERTY REVALUATION GAINS	0	0	0	0
ACTUARIAL EARNINGS (LOSS) FROM LABOR OBLIGATIONS	0	0	0	0
SHARE OF INCOME ON REVALUATION ON PROPERTIES OF ASSOCIATES AND JOINT VENTURES	0	0	0	0
DISCLOSURES MAY BE RECLASSIFIED SUBSEQUENTLY TO INCOME
FOREING CURRENCY TRANSLATION	(542,516)	(422,845)	(164,383)	(79,341)
CHANGES IN THE VALUATION OF FINANCIAL ASSETS HELD-FOR-SALE	0	0	0	0
CHANGES IN THE VALUATION OF DERIVATIVE FINANCIAL INSTRUMENTS
CHANGES IN FAIR VALUE OF OTHER ASSETS	0	0	0	0
SHARE OF OTHER COMPREHENSIVE INCOME OF ASSOCIATES AND JOINT VENTURES	0	0	0	0
OTHER COMPREHENSIVE INCOME	(1,590,172)	(1,590,172)	0	0
TOTAL OTHER COMPREHENSIVE INCOME	(2,132,688)	(2,013,017)	(164,383)	(79,341)

TOTAL COMPREHENSIVE INCOME	5,904,408	(74,516)	8,126,814	3,233,788
COMPREHENSIVE INCOME, ATTRIBUTABLE TO NON-CONTROLLING INTERESTS	(521)	(910)	1,728	1,328
COMPREHENSIVE INCOME, ATTRIBUTABLE TO OWNERS OF PARENT	5,904,929	(73,606)	8,125,086	3,232,460

Informational data (not part of the statement)	CURRENT YEAR		PREVIOUS YEAR
	ACCUMULATED	QUARTER	ACCUMULATED	QUARTER
OPERATING DEPRECIATION AND AMORTIZATION	834,124	284,594	885,937	292,618
EMPLOYEE PROFIT SHARING EXPENSE	0	0	0	0

Informative data (12 Months)	YEAR
	CURRENT	PREVIOUS
REVENUE NET (**)	56,896,386	52,954,189
OPERATING PROFIT (LOSS) (**)	13,211,737	12,049,872
PROFIT (LOSS) ATTRIBUTABLE TO OWNERS OF PARENT(**)	9,161,135	9,007,130
NET PROFIT (LOSS) (**)	9,160,461	9,010,258
OPERATING DEPRECIATION AND AMORTIZATION (**)	1,123,295	1,195,076

(*) TO BE DEFINED BY EACH COMPANY
(**) INFORMATION FOR THE LAST 12 MONTHS

BOLSA MEXICANA DE VALORES, S.A.B. DE C.V.
CLAVE DE COTIZACION: SIMEC	YEAR 2022	QUARTER:3
GRUPO SIMEC, S.A.B. DE C.V
STATEMENTS OF CASH FLOWS
		CONSOLIDADO
(THOUSAND PESOS)
CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
	Amount	Amount
OPERATING ACTIVITIES
PROFIT (LOSS) BEFORE INCOME TAX	9,987,490	10,596,376
+(-) ITEMS NOT REQUIRING CASH	0	0
+ ESTIMATE FOR THE PERIOD	0	0
+ PROVISION FOR THE PERIOD	0	(1,238)
+(-) OTHER UNREALISED ITEMS	0	0
+(-) ITEMS RELATED TO INVESTING ACTIVITIES	626,422	860,626
DEPRECIATION AND AMORTISATION FOR THE PERIOD	834,124	885,937
(-)+ GAIN OR LOSS ON SALE OF PROPERTY, PLANT AND EQUIPMENT	0	0
+(-) LOSS (REVERSAL) IMPAIRMENT	0	0
(-)+ EQUITY IN RESULTS OF ASSOCIATES AND JOINT VENTURES	0	0
(-) DIVIDENDS RECEIVED	(30,631)	0
(-) INTEREST RECEIVED	(177,071)	(25,311)
(-) EXCHANGE FLUCTUATION	0	0
(-)+ OTHER INFLOWS (OUTFLOWS) OF CASH	0	0
+(-) ITEMS RELATED TO FINANCING ACTIVITIES	73,313	60,295
(+) ACCRUED INTEREST	73,313	60,295
(+) EXCHANGE FLUCTUATION	0	0
(+) DERIVATIVE TRANSACTIONS	0	0
(-)+ OTHER INFLOWS (OUTFLOWS) OF CASH	0	0
CASH FLOWS BEFORE INCOME TAX	10,687,225	11,516,059
CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES	(1,935,227)	(5,847,175)
+(-) DECREASE (INCREASE) IN TRADE ACCOUNTS RECEIVABLE	(1,620,126)	(2,864,386)
+(-) DECREASE (INCREASE) IN INVENTORIES	(1,515,762)	(2,159,366)
+(-) DECREASE (INCREASE) IN OTHER ACCOUNTS RECEIVABLE	(127,780)	37,627
+(-) INCREASE (DECREASE) IN TRADE ACCOUNTS PAYABLE	1,199,416	1,909,314
+(-) INCREASE (DECREASE) IN OTHER LIABILITIES	129,025	(2,770,364)
+(-) INCOME TAXES PAID OR RETURNED	0	0
NET CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES	8,751,998	5,668,884
INVESTING ACTIVITIES
NET CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES	(407,835)	(856,916)
(-) PERMANENT INVESTMENTS	0	0
+ DISPOSITION OF PERMANENT INVESTMENTS	0	0
(-) INVESTMENT IN PROPERTY, PLANT AND EQUIPMENT	(592,495))	(869,850)
+ SALE OF PROPERTY, PLANT AND EQUIPMENT	0	0
(-) TEMPORARY INVESTMENTS	0	0
+ DISPOSITION OF TEMPORARY INVESTMENTS	0	0
(-) INVESTMENT IN INTANGIBLE ASSETS	0	0
+ DISPOSITION OF INTANGIBLE ASSETS	0	0
(-) ACQUISITIONS OF VENTURES	0	0
+ DISPOSITIONS OF VENTURES	0	0
+ DIVIDEND RECEIVED	30,631	0
+ INTEREST RECEIVED	177,071	25,311
+(-) DECREASE (INCREASE) ADVANCES AND LOANS TO THIRD PARTS	0	0
(-)+ OTHER INFLOWS (OUTFLOWS) OF CASH	(23,042)	(12,377)
FINANCING ACTIVITIES
NET CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES	(1,731,833)	(113,728)
+ BANK FINANCING	0	0
+ STOCK MARKET FINANCING	0	0
+ OTHER FINANCING	0	0
(-) BANK FINANCING AMORTISATION	0	0
(-) STOCK MARKET FINANCING AMORTISATION	0	0
(-) OTHER FINANCING AMORTISATION	0	0
+(-) INCREASE (DECREASE) IN CAPITAL STOCK	0	0
(-) DIVIDENDS PAID	0	0
+ PREMIUM ON ISSUANCE OF SHARES	0	0
+ CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0
(-) INTEREST EXPENSE	73,313	60,295
(-) REPURCHASE OF SHARES	68,348	53,433
(-)+ OTHER INFLOWS (OUTFLOWS) OF CASH	1,590,172	0
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	6,612,330	4,698,240
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(121,732)	172,136
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	15,130,192	7,727,698
CASH AND CASH EQUIVALENTS AT END OF PERIOD	21,620,790	12,598,074

			QUARTER: 3	YEAR 2022

BOLSA MEXICANA DE VALORES, S.A.B. DE C.V. STATEMENTS OF CHANGES IN EQUITY
CLAVE DE COTIZACION: SIMEC

GRUPO SIMEC, S.A.B. DE C.V
				(THOUSAND PESOS)
CONCEPTS	CAPITAL STOCK	SHARES REPURCHASED	PREMIUM ON ISSUANCE OF SHARES	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES

BALANCE AT 1 JANUARY 2021	2,832,268	2,101,652	4,575,233

RETROSPECTIVE ADJUSTMENTS

APPLICATION OF COMPREHENSIVE INCOME TO RETAINED EARNINGS

RESERVES

DIVIDENDS

CAPITAL INCREASE (DECREASE)

REPURCHASE OF SHARES		53,433

(DECREASE) INCREASE IN PREMIUM ON ISSUE OF SHARES

(DECREASE) INCREASE IN NON-CONTROLLING INTERESTS

OTHER CHANGES			0

COMPREHENSIVE INCOME

BALANCE AT _30 SEPTEMBER 2021_________	2,832,268	2,155,085	4,575,233	0

BALANCE AT 1 JANUARY 2022	2,832,268	2,176,149	4,575,233	0

RETROSPECTIVE ADJUSTMENTS

APPLICATION OF COMPREHENSIVE INCOME TO RETAINED EARNINGS

RESERVES

DIVIDENDS

CAPITAL INCREASE (DECREASE)

REPURCHASE OF SHARES		68,348

(DECREASE) INCREASE IN PREMIUM ON ISSUE OF SHARES

(DECREASE) INCREASE IN NON-CONTROLLING INTERESTS

OTHER CHANGES			0

COMPREHENSIVE INCOME

BALANCE AT 31 DECEMBER 2021	2,832,268	2,244,497	4,575,233	0

	QUARTER: 3	YEAR 2022
BOLSA MEXICANA DE VALORES, S.A.B. DE C.V. STATEMENTS OF CHANGES IN EQUITY
CLAVE DE COTIZACION: SIMEC

GRUPO SIMEC, S.A.B. DE C.V
(THOUSAND PESOS)

OTHER CONTRIBUTED CAPITAL	RETAINED EARNINGS (ACCUMULATED LOSSES)		ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)	EQUITY ATTRIBUTABLE TO OWNERS OF PARENT	NON-CONTROLLING INTERESTS	TOTAL EQUITY
	RESERVES	UNAPPROPRIATED EARNINGS (ACCUMULATED LOSSES)

	5,000,000	20,954,274,	1,884,986	33,145,109	36,010	33,181,119

				(53,433)		(53,433)

	2,000,000	(2,000,000)	(165,130)	(165,130)	747	(164,130)

		8,290,216		8,290,216	981	8,291,197

0	7,000,000	27,244,490	1,719,856	41,216,762	37,738	41,254,500

0	5,000,000	30,398,482	1,291,533	41,921,367	41,161	41,962,528

(1,590,172)				(1,590,172)		(1,590,172)

	2,000,000	(2,000,000)		(68,348)		(68,348)

			(541,999)	(541,999)	(517)	(542,516)

		8,037,100		8,037,100	(4)	8,037,096

(1,590,172)	7,000,000	36,435,582	749,534	47,757,948	40,640	47,798,588

Grupo Simec, S.A.B. de C.V. and Subsidiaries

(Subsidiary of Industrias CH, S.A.B. de C.V.)

Notes to the consolidated financial statements

1.	Nature of business and relevant events

Nature of business – The principal activities of Grupo Simec, S.A.B. de C.V. and subsidiaries (the Company) are the manufacture and sale of special bar quality “SBQ” commercial and profiles structural steel products for the automotive and construction industries both in Mexico, the United States (USA) and Canada. The Company is a subsidiary of Industrias CH, S.A.B. de C.V. (Industrias CH). The Company is a private company with limited liability incorporated and existing under the laws of Mexico. The address of its registered office and place of business is Calzada Lazaro Cardenas 601, Guadalajara, Jalisco, Mexico.

2.	Basis of preparation

a.	The consolidated financial statements- As result of the adoption of IFRS mentioned in note 1, consolidated financial statement, interim no audited, have been prepared according to IAS 34, financial information interim, and are part of the first consolidated financial statement according to IFRS, issued to the year ended December 31, 2012, for this reason we have adopted the disposition of IFRS 1, additionally , this consolidated financial statement not include the information and disclosure required for annual financial statement according with IFRS.

The Company has included recurring adjustment accounting estimates considered necessary for presentation of the consolidated financial statements interim no audited according to IAS 34. Comprehensive income for the fourth quarter ended December 31, 2012 is not necessarily an indicator of comprehensive income that could be expected for the year ended December 31, 2012.

The account policies applied to these financial statement are consistent with those applied to the consolidated financial statement at December 31, 2021.

The financial statements presented on this report were prepared under International Financial Reporting Standard (IFRS).

b.	Historic Cost- consolidated financial statement have been prepared on the historical cost basis, except for certain financial instruments valued to fair value which are valued to fair value. Historical cost is generally based on the fair value of the consideration given in exchange for assets.

c.	Consolidated Base-consolidated financial statement include of Grupo Simec, S. A. B. de C. V. and the entities (including special purpose entities) controlled by the company (its subsidiaries). Control its obtained when the Company has the power to govern the financial and operating policies of an entity to obtain benefits from its activities. The outcome of subsidiaries acquired or sold during the year include in the consolidated statement of comprehensive income from acquisition date or the date of sale, as the case. Comprehensive income is attributed to both, the company and non-controlling interest even if the non- controlling present a deficit.

If necessary, further adjustments are done on the financial statements of subsidiaries to adapt their accounting policies that are aligned with those used by other group members. All transactions, balances, income and expenses between companies that are consolidated are eliminated on consolidation.

The changes in investments in subsidiaries of the company that not resulting in a loss of control is recorded as equity transactions. The book value of investments and equity of the company controlled not adjusted to reflect changes in related investments in subsidiaries. Any difference between the amount for which share are adjusted not controlled and the fair value of consideration paid or received is recognized directly in equity and attributed to the owners of the company.

When the company loss control of a subsidiary, the gain or loss on disposal is computed as the difference between (i) the aggregate fair value of compensation received ant the fair value of any retained interest and (ii) the value prior books of the assets (including goodwill) and liabilities of the subsidiary and any non-controlling interest.

The amounts recognized in other comprehensive income items relating to the subsidiary are recorded (ie to income are reclassified or transferred directly to retained earnings) in the same manner established for the case of the availability of assets or liabilities relevant. The fair value of any investment retained in the former subsidiary at the date of loss of control is considered fair value for the initial recognition in subsequent accounting according to IAS 39 “Financial Instruments Recognition and Measurement”, or if applicable, the cost on initial recognition of an investment in an associate or under joint control entity.

Business acquisitions recorded using the purchase method. The consideration given for each acquisition are measured at fair value at the date of exchange, of assets given, liabilities incurred or assumed and equity instruments issued by the company in exchange for control of the acquire. Cost related to the acquisition is recognized in income incurred.

The identifiable assets acquired and liabilities assumed are recognized at the fair value at the acquisition date, except that:

-	Assets and liabilities deferred income tax liabilities or assets and related agreements, employee benefits are recognized and valued in accordance with IAS 12, “Income tax and IAS 19, employee benefits, respectively;

-	Liabilities or equity instruments related to the replacement by the Company acquired the business incentive base payments in shares, are valued in accordance with IFRS 2, “Share based payment” and.

The assets or group of assets for sale are classified as held for sale under IFRS 5, long term assets available for sale and discontinued operation, are valued pursuant with this standard.

Goodwill is recognized as an asset to the date on which control is acquired, the acquisition date and is valued as the excess of the amount of the consideration paid, plus the value of the non-controlling interest in the business acquired over the fair value of the acquired business share in the previously possessed, if any, on the net at the acquisition date of the identifiable assets acquired and liabilities assumed. If the value of these last is higher, the difference shall be recognized immediately in income as a gain from a bargain purchase.

The non-controlling interest on the acquired business should appraise initially at fair value or proportion of the non-controlling interest on the net value at the date of acquisition of the identifiable assets acquired and liabilities assumed. The choice of the basis of valuation of the non-controlling is done case by case.

When the consideration paid by the Company in a business acquisition includes assets or liabilities resulting from a contingent consideration, it is valued at its fair value at the acquisition date and include as part of the consideration paid.

Changes in the fair value of contingent consideration, which they describe as valuation period settings are adjusted against goodwill retrospectively determined.

The valuation period settings are settings that are determined as a result of information obtained during the “period of valuation”, which can´t exceed one year from the date of acquisition, on facts and circumstances that existed at the acquisition date. The record of changes in fair value subsequent to the period of valuation is based on the classification of contingent consideration in the statement of financial position. If the contingent consideration is classified as equity, changes in fair value not recorded and the variation may be seen as contingent consideration is recorded in liquid capital. If the contingent consideration is classified an asset or liability, changes in fair value are recognized in accordance with IAS 39 “Financial Instruments Recognition and Valuation, or IAS 37, Provisions. Contingent Liabilities and Contingent assets, as appropriate, and corresponding gain or loss is recorded in the utility.

The initial recognition of business acquisition is not completed at the end of the reporting period, in which acquisition occurs, the Company reported provisional amounts for the items whose recognition is incomplete. During the period of valuation, the Company recognizes adjustments to provisional amounts recognized asset or liability or additional requirements to reflect new information obtained about facts and circumstances that existed at the acquisition date, which if known, would have affected the valuation of amounts recognized at that time.

At September 30, 2022 the subsidiaries of Grupo Simec, S. A. B. de C. V. included in the consolidation are as follows.

Percentage of equity owned

Subsidiaries established in Mexico:	2022	2021
Compañía Siderúrgica de Guadalajara, S.A. de C.V.	99.99%	99.99%
Arrendadora Simec, S.A. de C.V.	100.00%	100.00%
Simec International, S.A. de C.V.	100.00%	100.00%
Compañía Siderúrgica del Pacífico, S.A. de C.V.	99.99%	99.99%
Coordinadora de Servicios Siderúrgicos de Calidad, S.A. de C.V.	100.00%	100.00%
Industrias del Acero y del Alambre, S.A. de C.V.	99.99%	99.99%
Procesadora Mexicali, S.A. de C.V.	99.99%	99.99%
Servicios Simec, S.A. de C.V.	100.00%	100.00%
Sistemas de Transporte de Baja California, S.A. de C.V.	100.00%	100.00%
Operadora de Servicios Siderúrgicos de Tlaxcala, S.A. de C.V.	100.00%	100.00%
Operadora de Metales, S.A. de C.V.	100.00%	100.00%
Administradora de Servicios Siderúrgicos de Tlaxcala, S.A., de C.V.	100.00%	100.00%
CSG Comercial, S.A. de C.V.	99.95%	99.95%
Corporativos G&DL S.A. de C.V.(1)	100.00%	100.00%
Operadora de Servicios de la Industria Siderúrgica ICH, S.A. de C.V.	100.00%	100.00%
Corporación Aceros DM, S. A. de C. V. y Subsidiarias (3)	100.00%	100.00%
Acero Transportes San, S. A. de C. V. (3)	100.00%	100.00%
Simec Acero, S.A. de C.V.	100.00%	100.00%
Corporación ASL, S. A. de C. V. (1)	99.99%	99.99%
Simec International 6, S. A. de C. V. (1)	100.00%	100.00%
Simec International 7, S. A. de C. V. (1)	99.99%	99.99%
Simec International 9, S. A. P. I. de C.V.	99.99%	99.99%
Orge, S.A. de C.V.	99.99%	99.99%
Siderurgica de Occidente del Pacifico, S.A. de C.V.	99.99%	99.99%
RRLC, S.A DE C.V.	99.99%	99.99%
Republic Steel(5)	50.22%	52.00%
Pacific Steel, Inc. (5)	100.00%	100.00%
Pacific Steel Projects, Inc. (5)	100.00%	100.00%
Simec Steel, Inc. (5)	100.00%	100.00%
Simec USA, Corp. (5)	100.00%	100.00%
Undershaft Investments, NV. (6)	100.00%	100.00%
GV do Brasil Industria e Comercio de Aco LTDA (7)	100.00%	100.00%
Companhia Siderúrgica do Espirito Santo S.A.(11)	100.00%	100.00%
GS Steel B.V	100.00%	100.00%

(1)	Entities established in 2010.

(2)	Entities that change their address and fiscal authority, to the state of California, USA through 2011. Since the change, the main activity of this entities is the acquisition of new business or projects (Investment funds).

(3)	This Subsidiaries are located in San Luis Potosi, in Mexico, which were acquired by Grupo Simec, S.A.B. de C.V. in 2008. For effects of these Financial Statements, this companies are named as “Grupo San”.

(4)	The parent Company ICH it’s the owner of 49.78% of capital stock of this subsidiaries.

(5)	Companies established in the United States of America, except for one facility that is established in Canada.

(6)	Subsidiary established in Curacao.

(7)	Subsidiary established in Brazil. (See paragraph k, below)

d	Cost and Expenses Classification - Are presented its function due the practice of industry belong the Company.

3. Summary of significant account policies.

a.	Conversion of financial Statement of Foreign Subsidiaries

As a result of early adoption of IFRS as mentioned in Note 1, the financial statements have been prepared in accordance with IFRS-1, First-time Adoption of International Financial Reporting Standards.

The functional and reporting currency of the Company is the Mexican peso. The financial statements of foreign subsidiaries were translated to Mexican pesos in accordance with International Accounting Standard (IAS) 21, “The Effects of Changes in Foreign Exchange Rates”. Under this standard, the first step to convert financial information from foreign operations is the determination of the functional currency. The functional currency is the currency of the primary economic environment of the foreign operation or, if different, the currency that mainly impacts its cash flows.

The U.S. dollar is considered as the functional currency of the U.S. subsidiaries, SimRep Corporation and Subsidiaries, Inc (Republic) and Pacific Steel Inc. and the Brazilian real for GV do Brasil Industria e Comercio de Aco LTDA., therefore the financial statements of these subsidiaries were translated into Mexican pesos by applying:

a.	The exchange rates at the balance sheet date to all assets and liabilities.

b.	The historical exchange rate at stockholders’ equity accounts and revenues, costs and expenses.

Relevant exchange rates used in the preparation of the consolidated financial statements were as follows (Mexican pesos per one U.S. dollar):

Current exchange rate as of March 31, 2022	19.8632
Current exchange rate as of June 30, 2022	20.1443
Current exchange rate as of September 30, 2022	20.1927
Current exchange rate as of December 31, 2021	20.5157

b.	Cash and cash equivalents

Cash consists of deposits in bank accounts that do not generate interest. Cash equivalents consists in temporary investments refer to short- term fixed income investments whose original maturity is less than three months. These investments are expressed at cost plus accrued yields. The value so determined is similar to their fair value

c.	Allowances for doubtful accounts

The Company follows the practice of recording an estimation of an allowance for doubtful accounts, which is computed considering the balance of customer with age higher than one year, those under litigation or the possible loss for non-fulfillment of the customer. Actual result may differ materially from these estimates in the future.

d.	Inventories and cost of sales

Inventories are recorded at the lower of acquisition cost and production, which cost do not exceed the market value or net realizable value. The allocation of cost used is the average cost method. The net realization value represent the estimated selling price for inventories less all costs to complete all necessary costs and for sale.

The Company classifies the raw materials inventory on the balance according to the expected date of consumption but she represented as long term inventory who according to historical data and trends, are not consumed in the short term (one year).

The Company follows the practice of creating a reserve for slow moving inventory, considering all of products and raw materials with turnover greater than one year.

e.	Property Plant and equipment- Are recorded at cost less any recognized impairment loss. The cost include professional fees and, for qualifying assets, borrowing costs capitalized in accordance with the accounting policies of the Company. Depreciation is recognized for writing off the cost of assets (other than land and properties under construction) less its residual value over their useful lives using the straight-line method, and commences when the assets are ready for their intended use. The estimated useful-lives, residual values and depreciation method are reviewed at the end of each year, and the effect of any change in the estimate recorded is recognized on a prospective basis.

Land is not depreciated.

Property, plant and equipment fail to recognize when they are available or when no future economic benefits expected from its use. The gain or (loss) arising on the disposal or retirement of assets, is the difference between income from the sale and book value of the asset and is recognized in income.

The estimated useful lives of the main assets of the Company are:

Years
Buildings	10 to 65
Machinery and equipment	5 to 40
Transportation equipment	4
Furniture, mixtures and computer equipment	3 to 10

f.	Leasing- Leases are classified as financial leases when the terms of the lease transfer substantially all the risk and benefits inherent to ownership. All other lease transfer classified as operating leases.

The assets held under finance leases are recognized as assets of the Company at their fair value at inception of the lease, or if lower, the present value of minimum lease payments. The corresponding liability to the lessor is included in the statement of financial position as a finance lease liability.

Lease payments are apportioned between the finance charge and the reduction of lease obligation in order to achieve a constant interest rate on the remaining balance of the liability. Finance cost are charged directly to income, unless they can be directly attributable to qualifying assets, in which case it is capitalized in accordance with the general policy of the Company for borrowing costs. Contingent rents are recognized as expenses in the period incurred.

Income payments under operating leases are charged to expense using the straight line method during the period corresponding to the lease, but is more representative of another systematic basis is more representative of the pattern of the benefits of leasing for the user. Contingent rents are recognized as expenses in the period incurred.

If the Company receives incentives to enter an operating lease, these are recognized as a liability and the added benefit of them is recognized as a reduction of rental expenses on a straight-line basis, unless it sis representative as another systematic basis is more representative of the pattern of benefits to the user.

g.	Borrowing Cost. Borrowing costs directly attributable to the acquisition construction or production of qualifying assets, which are assets that require a substantial period of time until ready for use or sale, are added to the cost of those assets during that time until they are ready for use or sale.

The income obtained by the temporary investment of specific borrowings pending funds to be used in qualifying assets is deducted from the borrowing costs eligible for capitalization.

All other borrowing cost are recognized in income during the period they are incurred.

h.	Intangible assets- Intangible assets with finite useful- lives acquires separately are recorded at cost less accumulated amortization and accumulated impairment losses. Amortization is based on the straight-line method over their estimated useful lives. The estimated useful lives, residual value and amortization method are reviewed at the end of each year, and the effect of any change in the estimate recorded is recognized on a prospective basis. Intangibles assets with as indefinite useful life acquired separately are recognized at cost less accumulated impairment losses.

Disbursements arising from research activities are recognized as an expense in the period in which incurred.

An internally generated intangible asset arising out of activities of development (or from the development phase of an internal project) is recognized if and only if all the following have been demonstrated.

-	Technical feasibility of completing the intangible asset so that may be available for use or sale,

-	The intention of completing the intangible asset and use or sell it,

-	The ability to use or sell the intangible asset,

-	The manner in which the intangible asset will generate probable future economic benefits,

-	The availability of adequate technical, financial or otherwise , to complete the development and use or sell the intangible asset, and

-	The ability to value reliably the expenditure attributable to the intangible asset during its development.

The amount initially recognized for internally generated intangible asset is the sum of expenditure incurred from the time that the item meets the conditions for recognition set out above. When you can´t recognize an internally generated intangible asset, the development expenditure is expensed in the period incurred Subsequent to initial recognition, internally generated intangible asset is recognized at cost less accumulated depreciation and any accumulated impairment losses, on the same basis intangibles assets acquired separately.

When an intangible asset acquired in a business combination and recognized separately from goodwill, its cost is its fair value at the acquisition date (which is considered as its cost). Subsequent to initial recognition, an intangible asset acquired in a business combination are recognized at cost less accumulated depreciation and any accumulated impairment losses, on the same basis as intangible assets acquired separately.

An intangible asset is left to recognize when it is available or when no future economic benefits are expected to use. The gain or (loss) obtained arising from the lowering of intangible, calculated as the difference between the net disposal proceeds and its carrying amount is recognized in earnings.

i.	Goodwill- Goodwill arising from a business combination is recognized as an asset at the date on which control is acquired (acquisition date) less accumulated impairment losses. For purposes of assessing impairment, goodwill is allocated to each cash generating units of the Company expects to benefit from the synergies of this combination. The cash generating units to which goodwill is allocated are subject to impairment reviews annually, or more frequently if there is an indication that the unit may be impaired. If the recoverable amount of the cash generating units less than the carrying amount of the unit, the impairment loss is allocated first to reduce the carrying amount of the unit, based on the carrying amount of each asset in the unit. The impairment loss recognized for goodwill purposes can´t be reversed at a later period. Having a cash generating unit, the amount attributable to goodwill is included in determining the gain or loss on disposal.

j.	Impairment of tangible and intangible assets excluding goodwill- To the end of each year, the Company reviews the carrying amounts of its tangible and intangible assets to determine whether there is an indication that those assets have suffered any loss deterioration. If there is any indication, we calculate the assets have recoverable amount to determine the extent of the impairment loss (if any). When it is not possible to estimate the recoverable amount of an individual asset, the Company estimate the recoverable amount of the cash generating unit to which the asset belong. When you can identify a reasonable and consistent distribution of corporate assets are also allocated to individual cash generating units, or otherwise, are assigned to the smallest group of cash generating units for which can be identified based reasonable and consistent distribution. Intangible assets with an indefinite useful life or not yet available for use, are subjected to test for purposes of impairment at least annually and whenever there is an indication that the asset may be impaired. The recoverable amount is the higher of fair value less cost to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a discount rate before tax that reflects current market assessments of the value of money and the risks specific to the asset for which have not been adjusted estimates of future cash flows. If it is estimated that the recoverable amount of an asset (or cash generating unit) is less than its carrying amount, the carrying amount of the asset (cash generating unit) is reduced to its recoverable amount. Impairment losses are recognized immediately in profit or loss unless the assets is carried at revalued amount, in which case should be considered an impairment loss as a revaluation decrease, where an impairment loss subsequently reverses, the carrying amount of the asset (cash generating unit) is increased to the revised estimated recoverable amount, so that the increased carrying amount does not exceed the carrying amount is have not been determined whether an impairment loss recognized for the asset (or cash generating unit) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss unless the assets is recognized to an amount revalued in which case the reversal of the impairment loss is treated as a revaluation increase.

k.	Provisions -. Provisions are recognized when the Company has a present obligation (legal or assumed) as a result of past events, if it is likely that the Company has to liquidate the obligation and reliable estimate can be made of the amount of the obligation.

The amount recognized as a provision is the best estimate of the expenditure required to settle the present obligation at the end of the reporting period under review, taking into account the risk and uncertainties that surround obligation. When a provision is valued using cash flows estimated to settle the present obligation, its carrying amount represent the present value of those cash flows.

When expected to recover from a third party of some or all the economic benefits required to settle a provision is recognized a receivable as an asset if it is virtually certain to be received the disbursement and the amount of the receivable can be valued reliably.

l.	Cost of retirement benefits. Contributions to benefit plans to defined contribution retirement are recognized as expenses at the time the employees render the services that entitle them to the contributions.

In the case of defined benefit plans, the cost of such benefits are determined using the projected unit credit method, with actuarial valuation carried out at the end of each period being reported. Gain and losses that exceed 10% of the greater of the present value of defined benefit obligations of the Company and the fair value of plan assets at the end of last year, are amortized over the estimated average remaining working lives of employees participating in the plan. The past service costs are recognized immediately to the extent that benefits are acquired otherwise, are amortized using the straight-line method over the average period until the benefits become acquired.

The retirement benefit obligation recognized in the statement of financial position represent the present value of defined benefit obligation, adjusted for gains and losses not recognized and the costs of unrecognized past service, less the fair value of the plan assets. Any asset that arises from this calculation is limited to unrecognized actuarial losses and past service cost, plus the present value of reimbursements and reductions in future contributions to the plan.

m.	Income per share- Earnings per share are calculated by dividing net income controlling interest by the weighted average of common shares outstanding for each of the periods presented.

n.	Income Taxes. Expense for income taxes represent the sum of the resulting income taxes payable and deferred income tax.

Current Income Tax- The current income tax is the higher income tax (ISR) and the flat rate business tax (Flat Tax) and is recognized in income in the year they are incurred. The income tax payable is based on fiscal profits and cash flows of each year respectively. The fiscal profit differs from profit reported in the consolidated statement of comprehensive income due to items of income or expenses taxable and deductible in other years and items that are never taxable or deductible. The company´s liability for taxes due is computed using tax rates enacted or substantially approved at the end of the period over which it is reported.

Deferred Income Tax- The company determined, based on financial projections, determine whether ISR or Flat Tax in the future and recognize the corresponding deferred tax on the tax it paid. Deferred tax is recognized temporary differences between the carrying amount of assets and liabilities included in the financial statements and the corresponding tax base used to determine the tax profit, using the liability method. The deferred tax liability is generally recognized for all temporary tax differences. It recognizes a deferred tax asset, because of all deductible temporary differences, as far as is probable that the future taxable profits available against which to apply those deductible temporary differences. These assets and liabilities are not recognized if temporary differences arise from goodwill or the initial recognition (other than the business combination) of other assets and liabilities in a transaction that affects neither the tax profit accounting profit.

The carrying value of deferred tax asset should be reviewed at the end of each year and should be reduced to the extent deemed unlikely to have sufficient taxable profits to allow it to recover all or a portion of the asset.

Assets and deferred tax liabilities are computed using tax rates expected to apply in the period when the liability is paid or the asset is realized, based on the rates (and tax act) that have been approved or substantially approved the end of the reporting period under review. The valuation of liabilities and deferred tax assets reflects the tax consequences that would result from the way the Company expects, at the end of the reporting period under review, to recover or settle the carrying amount of assets and liabilities.

It also recognizes a deferred tax asset for the estimated future effects of tax loss carry-forwards and tax credits recoverable asset. It records a valuation allowance to reduce the balance of deferred tax assets to the amount of future net benefits are more likely than not they do.

Deferred tax assets and deferred tax liabilities are offset when there is a statutory right to offset short-term assets with short term liabilities as they relate to income taxes for the same taxation authority and the Company intends to liquidate its assets and liabilities en a net basis.

Current income tax and deferred income tax period. Current and deferred are recognized as income or expense in profit or loss, except when related items that are recognized out of the income, either in other comprehensive income or (loss) or directly in equity, in which case the tax is also recognized outside of the outcome, or when arising on initial recognition of a business combination.

Interest on balance recoverable taxes- Interest on tax receivables balances are presented in the consolidated statement of comprehensive income as interest income.

Income Tax in the interim period - The income tax is recorded in the interim period based on the estimated annual effective rate.

o	Foreign currency transaction- In preparing the financials statements of individual entities, transaction in currencies other than the entity´s functional currency (foreign currencies) are recorded using exchange rates prevailing at the dates on which operations are carried out. At the end each reporting period, monetary items denominated in foreign currency are converted at exchange rates prevailing at that time.

The exchange rate differences are recognized in the income statement except:

-	Foreign exchanges differences from foreign currency denominated loans relate to assets under construction for future productive use, which are included in the cost of those assets when considered as an adjustment to interest cost on loans denominated in foreign currency,

-

-	Differences on exchange derived from transaction related to hedging exchange rate risks, and

-

-	Differences in exchange rate from monetary items receivable from or payable to a foreign operation for which it is planned or is it possible to make a payment (forming part of the investment in foreign operations), which are initially recognized in other comprehensive income and reclassified from equity to profit or loss when selling all or part of investment.

-

p.	Financial Instruments – assets and liabilities are recognized when the Company is part of the contractual provisions of the instrument.

The assets and liabilities are measured initially at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and liabilities are increased or decreased from its fair value, as appropriate, on initial recognition, the transaction costs directly attributable to the acquisition of assets or liabilities at fair value through income is recognized immediately in earnings.

q-	Financial assets- Financial assets are classified into the following specific categories, “financial assets at fair value through income”, “preserved at maturity investment”, “financial assets available for sale” and loans and charge receivable. The classification depends on the nature and purpose of financial assets and is determined at the time of initial recognition. All financial assets are recognized and unknown on trade date where purchase or sale of financial assets is under a contract whose terms require delivery of the asset during a period which is usually set by the relevant market.

The method of the effective interest rate is a method of computed the amortized cost of a financial instrument and of allocating interest income over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash receipts including all fees on points based on interest paid or received that form an integral of the effective interest rate, transaction costs and other premiums or discounts over the expected life of the debt or financial instrument (where appropriate) in a shorter period, with the carrying amount on initial recognition.

The Company has no financial assets classified as “financial assets at fair value through income”, “preserved at maturity investments” or “financial assets available for sale”,

Accounts receivable, loans and other receivable with fixed or determinable payments that are not trade in an active market are classified as loans and receivable. Loans and receivables are stated at amortized cost using the effective interest method, less any impairment.

Financial assets other than financial assets at fair value through income, are subject testing for effects of impairment at the end of each period which is reported. It is considered that financial assets are impaired when there is objective evidence that as a result of one or more events that occurred after initial recognition of financial asset, the estimated future cash flows of the financial assets have been affected.

The estimates and underlying assumption are reviewed on a regular basis. The reviews at accounting estimates are recognized in the period of the review and future periods if the review affects both current period and to subsequent periods.

Objective evidence of impairment could include:

-	Significant financial difficulties of the issuer or counterparty, or

-	Non-payment of interest or principal, or

-	It is likely that the borrower will enter bankruptcy of financial reorganization, or

-	The disappearance of an active market where quoted by the financial asset because of financial difficulties.

-

For certain categories of financial assets such as accounts receivables, assets that have been subjected to testing for effects impairment and have not been impaired as individual, are included in the evaluation of impairment on a collective basis. Among the objective evidence that a portfolio of accounts receivable may be impaired, you could include the past experience of the Company with respect to the collection, an increase in the number of last payments in the portfolio in excess of the average credit period of 60 days as well as changes observable in national and local economic conditions that correlate with default on payments.

For financial assets carried at amortized cost, the amount of impairment loss recognized is the difference between the book value of assets and present value of future cash receipts discounted at the original effective interest rate of the asset financial.

The carrying value of financial assets is reduced by the impairment loss directly for all financial assets except for accounts receivable, where the carrying amount is reduced through an account estimate for doubtful accounts. When you consider that a receivable is uncollectible, it is removed from the estimate. The subsequent recovery of amounts previously deleted become claims against the estimate. Changes in the carrying value of the account of the estimate is recognized in income.

Except for equity instruments available for sale, if, in a subsequent period, the amount of the impairment loss decreases and this decrease can be related objectively to an event that occurs after recognition of impairment, impairment loss previously recognized is reversed through income to the extent that the carrying amount of investment to date reversed the impairment does not exceed the amortized cost would have been if he had not recognized the damage.

The company fails to recognize a financial asset only when the contractual rights on the cash flows of financial assets, and transfers substantially all the risk and benefits inherent to the ownership of financial assets. If the Company neither transfer not retains substantially all the risks and benefits inherent to the ownership and continues to retain control of the asset transferred, the Company recognizes its interest in the asset and liability associated to the amounts that would have to pay. If the Company retains substantially all risks and benefits inherent in ownership of transferred financial asset, the Company continues to recognize the financial asset and also recognizes collateral for loan funds received.

When fully unknown a financial asset, the difference in value of the asset and the amount of the consideration received and the cumulative gain or loss that has been left to recognize in other comprehensive income (loss) and accumulated in the equity is recognized in income.

Not knowing a financial asset in part (where the Company retains the option to repurchase part of a transferred asset, or retains a residual interest that does not result in the retention of substantial risk and benefits property and the company retains control), the Company distributed the previous value of the asset financial between the part that continues to be recognized and the part no longer recognized based on the fair value of those parts of the date of transfer. The difference between the carrying amount allocated to the party is no longer recognized and the amount of the consideration received by such party, and any cumulative gain or loss allocated to it has been recognized in other comprehensive income (loss) will be recognized in income.

s.	Financial liabilities – debt and equity instruments issued by the Company are classified as either financial liabilities or equity in accordance with the substance of the contractual arrangements and the definition of a financial liability and equity instrument. Financial liabilities are classified either as “financial liabilities at fair value through income “or” other financial liabilities”-

Financial liability at fair value through income is a financial liability is classified as held trading or is designated as fair value through income.

A financial liability is classified as held for trading if:

-	Is acquired principally for the purpose of repurchasing in the near future, or,

-	On initial recognition is part of identified financial instruments that are managed together and for which there is evidence of a recent pattern of making short-term profits, or

-	It is a derivative not designed as hedges and meet the conditions to be effective.

A financial liability other than a financial liability held for trading may be designated as an financial liability at fair value through profit or loss upon initial recognition if:

-	This eliminates or significantly reduces an inconsistency in the valuation or recognition that would otherwise arise, or

-	The performance of a group of financial assets, financial liabilities or both is managed and evaluated on the basis of fair value, according to an investment strategy or risk management that the entity´s documented, and provide internally about that group, based on their fair value or,

-	Part of a contract containing one or more embedded derivatives, and IAS 39, Financial instruments Recognition and Measurement, allow the entire hybrid contract (asset or liability) is designated as at fair value through income.

Financial liabilities at fair value through income are recorded at fair value recognize any gain or loss arising from the remediation in the income statement. The gain or loss recognized in the statement include any dividend or interest earned from the financial asset and is included under the heading “other gains and losses” in the statement of comprehensive income.

Other financial liabilities, including loans, are valued initially at fair value, net of transaction costs. The method of effective interest rate is a method of calculating the amortized cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate exactly discounts estimated cash payments over the expected life of the financial liability (or, where appropriate, a short period) to the carrying amount financial liabilities on initial recognition.

The Company writes off financial liabilities if and only if, the Company´s obligations are fulfilled, cancelled or expire. The difference between the carrying amount of financial liability discharged from and the consideration paid and payable is recognized in earnings.

t	Derivative financial instruments – The Company uses derivative financial instruments to manage its exposure to risk in the changes in natural gas prices, which is used for production, conducting studies on historical volumes, future requirements or commitments, reducing the exposure to risks outside the normal operation of the Company.

Derivatives are initially recognized at fair value at the date the derivative contract subscribe and then remiden at fair value at the end of the reporting period. The gain or loss is recognized in income immediately unless the derivative is designated and is effective as a hedging instrument, in which case the timing of the recognition results depend on the nature of the hedging relationship.

In order to mitigate the risks associated with fluctuations in the price of natural gas, whose price is based on supply and demand from major markets, the Company uses exchange contracts or swaps cash flow of natural gas, where price the Company receives floating and pays fixed price. Fluctuations in the price of this energy input from consumed volumes are recognized as part of the operating costs of the Company.

At the beginning of the hedging relationship, the Company documents the relationship between the hedging instrument and hedged item, along with its risk management objective and strategy of hedging transactions. Additionally, the inception of the hedge and on an ongoing basis, the Company documents whether the hedging instrument is highly effective in offsetting the exposure to change in fair value or changes in cash flows of the hedged item.

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flows hedges is recognized in other comprehensive income and accumulated under the title of the fair value of derivative financial instruments, net of profit taxes. Gains and losses on the ineffective portion of the hedging instrument is recognized instrument is recognized immediately in income, and is included in other income (expense)

The Company periodically assesses the changes in cash flows from derivative financial instruments to analyze if the swaps are highly effective in reducing exposure to fluctuations in the price of natural gas. A hedging instrument is considered highly effective when changes in fair value or cash flows of the primary position are compensated on a regular basis or as a whole, by changes in the fair value or cash flows of the hedging instrument in a range between 80% and 125%.

Amounts previously recognized in other comprehensive income and accumulated in equity are reclassified to earning in the periods when the hedged item is recognized in income in the same area of the statement of comprehensive income of hedged item recognized. However, when a forecast transaction that is covered gives rise to the recognition of a non-financial asset or liability is not financial gain or loss previously accumulated in equity are transferred and include in the initial valuation of the cost of the asset does not financial or nonfinancial liabilities.

Hedge accounting is discontinued when the Company reverses the hedging relationship, when the hedging instrument expires or is sold, terminated, or exercised, or no longer meets the criteria for hedge accounting. Any cumulative gain or loss on the hedging instrument that is recognized in equity remain in equity until the forecast transaction is ultimately recognized in the results. When no longer expects the forecast transaction occurs, the cumulative gain or loss in equity is immediately reclassified the results.

u.	Revenue recognition – Revenue is recognized in the period in which transfer the risks and benefits of inventories to customer who purchased them, which usually coincides with the delivery of products to customers in fulfilling their orders. Net sales represent the goods sold at list price, less returns received and discounts.

V.	Segments Information – Segment information is presented in accordance with the region and due to the operation business is presented in accordance with the information used by management for decision making purposes.

w.	Earnings (loss) per share

Income per share is calculated by dividing controlling net income or loss, by the weighted average shares outstanding during each year presented.

BOLSA MEXICANA DE VALORES, S.A.B. DE C.V.
CLAVE DE COTIZACION: SIMEC				QUARTER: 3	YEAR 2022
GRUPO SIMEC, S.A.B. DE C.V					CONSOLIDADO

INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

	(THOUSAND PESOS)
COMPANY NAME	PRINCIPAL ACTIVITY	NUMBER OF SHARES	% OWNERSHIP	TOTAL AMOUNT
				ACQUISITION COST	CURRENT VALUE
SIMEC INTERNATIONAL	FABRICACION Y VENTA DE PROD. DE ACERO	0	99.99	0	0
ARRENDADORA SIMEC	FABRICACION Y VENTA DE PROD DE ACERO	0	100.00	0	0
PACIFIC STEEL	COMPRA VENTA DE CHATARRA	0	100.00	0	0
CIA SIDERURGICA DEL PACIFICO	ARRENDADORA DE INMUEBLES	0	99.89	0	0
COORDINADORA DE SERVICIOS	PRESTACION DE SERVICIOS	0	100.00	0	0
INDUSTRIA DEL ACERO Y EL ALAMBRE	FABRICACION Y VENTA DE PROD DE ACERO	0	99.99	0	0
PROCESADORA MEXICALI	COMPRA VENTA DE CHATARRA	0	99.99	0	0
SERVICIOS SIMEC	PRESTACION DE SERVICIOS	0	100.00	0	0
SISTEMAS DE TRANSPORTE DE BAJA CALIFORNIA	TRANSPORTISTA	0	100.00	0	0
OPERADORA DE METALES	PRESTACION DE SERVICIOS	0	100.00	0	0
OPERADORA DE SERVICIOS SIDERURGICOS DE TLAXCALA	PRESTACION DE SERVICIOS	0	100.00	0	0
ADMINISTRADORA DE SERV SIDERURGICOS DE TLAXCALA	PRESTACION DE SERVICIOS	0	100.00	0	0
REPUBLIC STEEL	FABRICACION Y VENTA DE PROD DE ACERO	0	50.22	0	0
OPERADORA DE SERV DE LA INDUSTRIA SIDERURGICA	PRESTACION DE SERVICIOS	0	100.00	0	0
CSG COMERCIAL	COMPRA VENTA DE PROD DE ACERO	0	99.95	0	0
COORPORACION ACEROS DM	SUB-HOLDING	0	99.99	0	0
COMERCIALIZADORA ACEROS DM	COMPRA VENTA DE PROD DE ACERO	0	100.00	0	0
PROMOTORA ACEROS SAN LUIS	COMPRA VENTA DE PROD DE ACERO	0	100.00	0	0
UNDER SHAFT	SUB-HOLDING	0	100.00	0	0
PROCESADORA INDUSTRIAL	PRESTACION DE SERVICIOS	0	99.99	0	0
CORPORATIVOS G&DL	PRESTACION DE SERVICIOS	0	100.00	0	0
ACERO TRANSPORTE SAN	TRANSPORTISTA	0	100.00	0	0
SIMEC INTERNATIONAL 6	FABRICACION Y VENTA DE PROD DE ACERO	0	99.99	0	0
SIMEC INTERNATIONAL 7	FABRICACION Y VENTA DE PROD DE ACERO	0	99.99	0	0
SIMEC ACERO	COMPRA VENTA DE PROD DE ACERO	0	100.00	0	0
SIMEC USA	COMPRA VENTA DE PROD DE ACERO	0	100.00	0	0
PACIFIC STEEL PROJECTS	PRESTACION DE SERVICIOS	0	100.00	0	0
SIMEC STEEL	PRESTACION DE SERVICIOS	0	100.00	0	0
CIA SIDERURGICA DE GUADALAJARA	FABRICACION Y VENTA DE PROD DE ACERO	0	99.99	0	0
CORPORACION ASL	COMPRA VENTA DE PROD DE ACERO	0	99.99	0	0
GV DO BRASIL	FABRICACION Y VENTA DE PROD DE ACERO	0	99.99	0	0
ORGE	FABRICACION Y VENTA DE PROD DE ACERO	0	99.99	0	0
SIDER DE OCCIDENTE DEL PACIFICO, S.A. DE C.V.	FABRICACION Y VENTA DE PROD DE ACERO	0	99.99	0	0
RRLC	FABRICACION Y VENTA DE PROD DE ACERO	0	99.99	0	0
SIMEC INTERNATIONAL 9	FABRICACION Y VENTA DE PROD DE ACERO	0	99.99	0	0
TOTAL INVESTMENT IN ASSOCIATES				0	0

BOLSA MEXICANA DE VALORES, S.A.B. DE C.V.
CLAVE DE COTIZACION: SIMEC															QUARTER: 3	YEAR 2022
GRUPO SIMEC, S.A.B. DE C.V																CONSOLIDADO
BREAKDOWN OF CREDITS
(THOUSAND PESOS)

	FOREIGN INSTITUTION (YES / NO)	CONTRACT SIGNING DATE	EXPIRATION DATE	INTEREST RATE	MATURITY OR AMORTIZATION OF CREDITS IN NATIONAL CURRENCY						MATURITY OR AMORTIZATION OF CREDITS IN FOREIGN CURRENCY
CREDIT TYPE / INSTITUTION						TIME INTERVAL						TIME INTERVAL
					CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE	CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE
BANKS
FOREIGN TRADE

SECURED

COMERCIAL BANKS

OTHER

TOTAL BANKS					0	0	0	0	0	0	0	0	0	0	0	0

STOCK MARKET	FOREIGN INSTITUTION (YES / NO)	CONTRACT SIGNING DATE	EXPIRATION DATE	INTEREST RATE	MATURITY OR AMORTIZATION OF CREDITS IN NATIONAL CURRENCY						MATURITY OR AMORTIZATION OF CREDITS IN FOREIGN CURRENCY
						TIME INTERVAL						TIME INTERVAL
LISTED STOCK EXCHANGE (MEXICO AND / OR FOREIGN)					CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE	CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE

UNSECURED
MEDIUM TERM NOTES	NO										0	6,098	0	0	0	0
SECURED

PRIVATE PLACEMENTS

UNSECURED

SECURED

TOTAL STOCK MARKET LISTED IN STOCK EXCHANGE AND PRIVATE PLACEMENT					0	0	0	0	0	0	0	6,098	0	0	0	0

OTHER CURRENT AND NON-CURRENT LIABILITIES WITH COST	FOREIGN INSTITUTION (YES / NO)	DATE OF AGREEMENT	EXPIRATION DATE		MATURITY OR AMORTIZATION OF CREDITS IN NATIONAL CURRENCY						MATURITY OR AMORTIZATION OF CREDITS IN FOREIGN CURRENCY
					CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE	CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE

MISCELLANEOUS	NO					0					0	0	0	0	0	0

TOTAL OTHER CURRENT AND NON-CURRENT LIABILITIES WITH COST					0	0	0	0	0	0	0	0	0	0	0	0

SUPPLIERS	FOREIGN INSTITUTION (YES / NO)	DATE OF AGREEMENT	EXPIRATION DATE		MATURITY OR AMORTIZATION OF CREDITS IN NATIONAL CURRENCY						MATURITY OR AMORTIZATION OF CREDITS IN FOREIGN CURRENCY
					CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE	CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE
MISCELLANEOUS	NO				0
MISCELLANEOUS	NO					863,109					0	7,612,458				211,737
TOTAL SUPPLIERS					0	863,109	0	0	0	0	0	7,612,458	0	0	0	211,737

OTHER CURRENT AND NON-CURRENT LIABILITIES	FOREIGN INSTITUTION (YES / NO)				MATURITY OR AMORTIZATION OF CREDITS IN NATIONAL CURRENCY						MATURITY OR AMORTIZATION OF CREDITS IN FOREIGN CURRENCY
					CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE	CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE
MISCELLANEOUS	NO				0	0	0
MISCELLANEOUS	NO										0	0	0
TOTAL OTHER CURRENT AND NON-CURRENT LIABILITIES					0	0	0	0	0	0	0	0	0	0	0	0

GENERAL TOTAL					0	863,109	0	0	0	0	0	7,618,556	0	0	0	211,737

		Estas columnas no aplican para las secciones correspondientes

BOLSA MEXICANA DE VALORES, S.A.B. DE C.V.
CLAVE DE COTIZACION: SIMEC
GRUPO SIMEC, S.A.B. DE C.V				QUARTER: 3	YEAR 2022
MONETARY FOREIGN CURRENCY POSITION
THOUSAND PESOS

FOREIGN CURRENCY POSITION	DOLLARS (1)		OTHER CURRENCIES		THOUSAND PESOS TOTAL
	THOUSANDS OF DOLLARS	THOUSAND PESOS	THOUSANDS OF DOLLARS	THOUSAND PESOS

MONETARY ASSETS	1,417,112	28,615,311	0	0	28,615,311
CURRENT	1,417,112	28,615,311	0	0	28,615,311

NON CURRENT	0	0	0	0	0

LIABILITIES	561,648	11,341,180	0	0	11,341,180
SHORT TERM	551,162	11,129,443	0	0	11,129,443

LONG TERM	10,486	211,737	0	0	211,737

NET BALANCE	855,464	17,274,131	0	0	17,274,131

(1) IN THE NOTES SECTION MUST SPECIFY THE CURRENCY AND EXCHANGE RATE

BOLSA MEXICANA DE VALORES, S.A.B. DE C.V.

QUARTER: 3	YEAR 2022

DEBT INSTRUMENTS

FINANCIAL LIMITATIONS IN CONTRACT, ISSUED DEED AND / OR TITLE
MEDIUM TERM NOTES
A) Current assets to current liabilities must be 1.0 times or more
B) Total liabilities to total assets do not be more than 0.60
C) Operating income plus items added to income which do not require using cash must be 2.0 times or more

This notes was offered in the international market

ACTUAL SITUATION OF FINANCIAL LIMITED
MEDIUM TERM NOTES
A) Accomplished the actual situation is 3.22 times
B) Accomplished the actual situation is 0.28
C) Accomplished the actual situations 149.84

As of September 30, 2022, the remaining balance of the MTNs not exchanged amounts to Ps. 6.1 Millions ($302.000 dollars)

BOLSA MEXICANA DE VALORES, S.A.B. DE C.V.
CLAVE DE COTIZACION: SIMEC
GRUPO SIMEC, S.A.B. DE C.V				QUARTER: 3	YEAR 2022
DISTRIBUTION OF REVENUE BY PRODUCT

TOTAL INCOME
(THOUSAND PESOS)
MAIN PRODUCTS OR PRODUCT LINE	SALES		MARKET SHARE %	MAIN
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
DOMESTIC SALES
COMMERCIAL PROFILES	645	15,854,911	0
SPECIAL PROFILES	267	7,345,521	0
OTHERS	0	0	0

TOTAL	912	23,200,432	0

FOREIGN SALES
COMMERCIAL PROFILES	502	11,655,238	0
SPECIAL PROFILES	163	3,840,160	0
OTHERS	0	0	0

TOTAL	665	15,495,398	0

FOREIGN SUBSIDIARIES
SPECIAL PROFILES	143	5,316,043

T O T A L	1,720	44,011,873

BOLSA MEXICANA DE VALORES, S.A.B. DE C.V.
CLAVE DE COTIZACION: SIMEC
GRUPO SIMEC, S.A.B. DE C.V			QUARTER: 3	YEAR 2022				CONSOLIDADO
ANALYSIS OF PAID CAPITAL STOCK

CHARACTERISTICS OF THE SHARES
SERIES	NOMINAL VALUE ($)	VALID COUPON	NUMBER OF SHARES				CAPITAL SOCIAL
			FIXED PORTION	VARIABLE PORTION	MEXICAN	FREE SUBSCRIPTION	FIXED	VARIABLE

B	0	0	90,850,050	406,859,164	0	497,709,214	441,786	1,978,444

TOTAL			90,850,050	406,859,164	0	497,709,214	441,786	1,978,444

TOTAL NUMBER OF SHARES REPRESENTING THE CAPITAL STOCK OF THE DATE OF SENDING THE INFORMATION:								497,709,214